June 2, 2006
Via EDGAR and facsimile
Ms. Nili Shah
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Dycom Industries, Inc. Annual Report on Form 10-K for the year ended July 30, 2005 File No. 001-10613
Dear Ms. Shah:
     This letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in a letter dated May 1, 2006 to Richard L. Dunn, Senior Vice President and Chief Financial Officer of Dycom Industries, Inc. (“Dycom” or “the Company”) relating to the Annual Report on Form 10-K for the fiscal year ended July 30, 2005, filed with the Commission on September 9, 2005 (the “Form 10-K”); each comment is followed by our response to that comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Form 10-K. Pursuant to a phone conversation between our securities counsel and Al Pavot, we were granted until June 2, 2006 to submit our response.
     Please note, as we previously advised the Staff, that during the third quarter of fiscal 2006, the Company recognized a goodwill impairment charge related to its Can Am Communications (“Can Am”) reporting unit. The Company determined that factors arose that would more likely than not reduce the fair value of the Can Am reporting unit below its carrying amount. Accordingly, the Company performed an interim goodwill impairment test as of April 29, 2006. As a result of the impairment analysis, management determined that the estimated fair value of the reporting unit was less than its carrying value and, consequently, a goodwill impairment charge was recognized to write off Can Am’s goodwill. The Company has included disclosure related to the goodwill impairment charge in the Form 10-Q for the quarter

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ended April 29, 2006. A copy of the disclosure in the Critical Accounting Policy section of Management’s Discussion and Analysis is included in the response to Comment 2 below.
Note 7, p. 45
1.	There is a concern that investors may have been surprised by the $29 million goodwill impairment charge. Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. Potential asset write-offs are, inherently, uncertainties over the recoverability of recorded assets and may require specific disclosure prior to the period of the impairment charge. See the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification, as well as in SAB 5:P.4. Also, Section 216 of the Financial Reporting Codification states that “registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss”.

There does not appear to be disclosure in prior filings, including the April 30, 2005 10-Q filed on May 26, 2005, regarding underperformance at the WMCC subsidiary and the implications thereof. Please clarify for us why there was apparently no specific, prior disclosure regarding a material uncertainty over the recoverability of the WMCC goodwill asset. Describe the specific factors considered by management at May 26, 2005 in assessing the likelihood of a future goodwill impairment.
Response:
     Management’s Discussion and Analysis (“MD&A”) calls for disclosure of known trends, events and uncertainties that the Company reasonably expects will have a material effect on operating results. Dycom has regularly provided disclosure, including in its Form 10-Q for the quarter ended April 30, 2005 which was filed on May 26, 2005, regarding the material uncertainties which may impact the recoverability of the Company’s goodwill assets. Additionally, at May 26, 2005, management had not identified any specific material uncertainty or event that was reasonably likely to materially impact the recoverability of WMCC’s goodwill asset.
     Historically, Dycom has disclosed the uncertainty surrounding the recovery of its goodwill assets. For example, the Company’s Form 10-K for the year ended July 31, 2004 included, in MD&A, disclosures with respect to the amount of goodwill at risk, the fact that our impairment analysis is prepared on at least an annual basis, the required use of judgment in assessing goodwill and possible impairment, and the potential for the write-down of goodwill values. (See Annex A, Reference 1). The Company has also disclosed that previous

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impairment charges have occurred and may continue to occur as a result of both interim events and circumstances and as a result of the annual impairment analysis.
     The Company regularly evaluates whether events or circumstances have occurred that would impact the Company’s goodwill. These events and circumstances are assessed to determine if they constitute a material trend and, if so, what impact that trend would have on individual reporting units and the Company on a consolidated basis. As of May 26, 2005, management had not identified any material uncertainty or event that was reasonably likely to materially affect the Company’s future operating results and, in particular, the valuation of WMCC’s goodwill asset. Additionally, there were no events or circumstances that had occurred since the Company’s prior annual assessment of goodwill which would require an interim impairment test under SFAS No. 142.
     The Company’s ability to assess long-term trends is inherently difficult because of the volatility of its business, which is cyclical in nature, and because the Company is largely dependent upon the spending patterns of a small number of customers. This volatility has been described in the Company’s MD&A disclosure. (See Annex A, References 2, 3, 4 and 5). As the Company’s telecommunications customers deploy new networks and upgrade existing networks, significant fluctuations occur in the amount of work performed by the Company’s subsidiaries, on an individual and consolidated basis. These fluctuations result from ongoing customer decisions regarding the allocation of their corporate resources as well as third party externalities such as the permitting required by municipalities prior to the initiation of construction, the availability of necessary construction materials, the adequacy and timeliness of construction plans and drawings and the ability of other third party underground utility owners to timely identify and mark their facilities prior to construction. Generally, these customer decisions are not fully communicated to contractors such as the Company. In fact, changes in anticipated workflows often become evident only after significant periods of time have lapsed after decisions are made by customers. Additionally, decisions made by individual customers to decrease spending can at times be offset by other customers that decide to increase spending. This customer rotation can be significant from period to period as well as within periods.
     Like the Company on a consolidated basis, WMCC’s estimated future cash flows are affected by this customer driven volatility and rotation. When evaluated in both fiscal 2004 and fiscal 2005, a significant portion of WMCC’s estimated cash flows were dependent upon a large customer deploying fiber optic cable throughout WMCC’s traditional service territory. During fiscal 2004, the Company and each of its subsidiaries entered into a five year national contract with this customer for fiber deployment services. These services were expected to extend through and beyond the original term of the contract. Throughout 2004 and 2005, the initial stages of this contract, the work released by this customer was subject to significant volatility as to its eventual scale and pace. Despite the volatility, the magnitude of the project was such that the expected long-term cash flows, on a probability weighted basis, were significant to WMCC and the Company and, in conjunction with WMCC’s other business, supported WMCC’s goodwill valuation.

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     At April 30, 2005, this project was the Company’s most significant source of revenue. Quarterly revenue for this customer, including revenue generated by WMCC, grew from $7.2 million in the third quarter of fiscal 2004 to $81.3 million in the third quarter of fiscal 2005, an annual growth rate in excess of 1100%. The significance of this customer was disclosed in the MD&A contained in the Form 10-K.
     Although the customer for this project publicly disclosed overall targets for fiber deployment for calendar 2005, the specific markets and regional activities where these customer targets would be met shifted over the course of the year. Anticipated quantities within individual markets were subject to multiple reassessments, which at times increased and at other times decreased the amount of work contemplated. These customer decisions impacted the overall amount of work to be performed by WMCC. Management continually monitored this contract and, during the third quarter of fiscal 2005, recognized that the revenues expected under the contract with WMCC would be earned over an extended time horizon as compared to the Company’s earlier assessment. However, management believed that although there was a shift in revenue timing and a reduction in the amount of work to be performed in the near term, this did not constitute a material change in circumstances or event based on the overall magnitude of the project and the expected revenues to be received.
     Furthermore, as WMCC’s work is predominantly performed in the Northeast, a substantial portion of WMCC’s work for calendar 2005 was not expected to be performed until the fourth quarter of fiscal 2005 and the first quarter of fiscal 2006, when the weather was conducive to outdoor work. This fact, combined with the general customer induced volatility and the volatility resulting from third part externalities, primarily municipal permitting, contributed to the difficulty of determining whether a trend existed at any particular point in time as opposed to the existence of a temporary delay in the procurement of work orders due to normal customer induced volatility and other factors.
     In addition to the fiber deployment contract discussed above, another significant portion of WMCC’s estimated future cash flows for fiscal 2005 and beyond was expected to be from a significant cable provider customer. During the fourth fiscal quarter of 2004, this customer had announced its sale to other cable providers. These cable providers had publicly indicated their intention to upgrade the networks acquired upon completion of the acquisition, thus there was no reason to believe that expected cash flows from this customer would be reduced. While there were delays in closing the sale throughout fiscal 2005, management, based on information available to it, continued to expect that WMCC would receive these revenues in future periods.
     All of the circumstances described above are typical of the volatility which is generally experienced in the Company’s operations and did not, in management’s opinion at the time, indicate a material uncertainty with respect to the Company’s goodwill nor did management believe that these circumstances represented a trend that was reasonably likely to adversely impact future operating results in a material manner. Additionally, the events described in paragraph 28 of SFAS No. 142 which would have required an interim analysis of impairment

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were not present subsequent to the date of the Company’s annual impairment testing performed in fiscal 2004.
     During the fourth quarter of fiscal 2005, WMCC experienced unanticipated poor operating performance. As a result of this performance, WMCC incurred an operating loss at a time when operating income had been expected. This unexpected operating loss was due to unforeseen jobsite conditions which impacted productivity, an inability to effectively secure and manage subcontractors at acceptable costs and the under absorption of general and administrative expenses.
     In the fourth quarter of fiscal 2005 all of the factors referred to above, including delays and customer induced uncertainties with respect to the anticipated cash flows from the fiber deployment project, the shifting of the upgrade revenues expected to be received from WMCC’s significant cable provider customer to later periods, volatility caused by normal third party externalities, and ongoing customer rotation, coincided with a fourth quarter performance by WMCC that markedly diverged from our fourth quarter expectations. In recognition of this fourth quarter deterioration from an expectation of improvement and as part of its annual analysis, the Company undertook a rigorous review of anticipated future cash flows. This review identified that uncertainty with respect to future customer demand had not declined as expected and that WMCC was experiencing difficulty in achieving its operational goals. Consequently, as the Company completed its annual impairment testing, it concluded that WMCC failed Step 1 of SFAS No. 142 and as such the Company proceeded with Step 2. Once our final review was completed in August 2005 we announced the impairment on August 18, 2005.
2.	There is a concern about whether the existing disclosure fully explains the goodwill impairment charge. The MD&A section contains one sentence attributing the impairment to “The recent under-performance of the subsidiary’s financial results, combined with a reduction in the future expected cash flows”. Given that the amount of the impairment charge approximates 50% of the year’s pre-tax income, and that the charge is predominantly responsible for the company’s fourth quarter net loss, substantive and informative disclosure is required that clearly identifies the specific facts and circumstances that caused management to change its cash flow forecasts and recognize the loss. In this regard, we note the requirements of paragraph 47a of SFAS 142 and sections 501.12.b.4 and 501.14 of the Financial Reporting Codification. At a minimum, such disclosure should clarify the following issues:
•	What were the significant, critical accounting assumptions that differed between the impairment tests conducted at July 30, 2004 and at July 30, 2005? What was the basis for the changes in these assumptions? Quantify the material growth rate, discount rate, and historical and forecast cash flow measures that supported the goodwill impairment tests done at each date.

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•	What were the material business, competitive, and economic factors that adversely impacted the subsidiary’s operating results and precipitated management’s revised, negative assumptions regarding future cash flows?

•	When did WMCC start to generate the adverse operating results that eventually led to the impairment? Compliance with the guidance in paragraph 28 of SFAS 142 should be clearly evident.

Please provide these disclosures in an amendment to the Form 10-K or clarify for us why management believes its disclosures are fully compliant with the authoritative guidance cited above.
Response:
     While management believes that the Company has met the disclosure required by paragraph 47a of SFAS No. 142 and sections 501.12.b.4 and 501.14 of the Financial Reporting Codification in its Form 10-K related to the goodwill impairment charge taken with respect to WMCC, management is always interested in improving the Company’s disclosures. Therefore, in response to the Staff’s comment the Company expanded its goodwill impairment discussion in its Form 10-Q for the third quarter of fiscal 2006 that was filed on May 26, 2006. For your convenience, we have included our enhanced 10-Q discussion below.
     Paragraph 47a of SFAS No. 142 provides that for each goodwill impairment loss recognized, a description of the facts and circumstances leading to the impairment be disclosed. The primary factor affecting the Company’s goodwill assessment for WMCC was the outlook for the amount and timing of expected future cash flows. In MD&A the Company included the following disclosure “The recent under-performance of the subsidiary’s financial results, combined with a reduction in the future expected cash flows from this subsidiary, resulted in a goodwill impairment charge of approximately $29.0 million”. Management believes this disclosure accurately describes the facts and circumstances which led to the impairment. Aside from the revised expectations with respect to expected future cash flows as stated above, there was no material change in the accounting assumptions used to analyze goodwill between fiscal 2004 and 2005. The fiscal 2005 accounting assumptions with regard to the rates used in the fair value calculation were consistent with the prior year’s analysis and have been included in the response previously provided to Comment 3 below. Had the changes in any of these other assumptions been material or significantly deviated from industry benchmarks, the Company would have disclosed such items and the impact on the goodwill valuation.
     Section 501.12.b.4 requires that MD&A analyze the reasons underlying an impairment of goodwill, including whether favorable or unfavorable conditions constitute or give rise to the material trends, demands, commitments, events or uncertainties being discussed. The section further states that the analysis should consist of material substantive information and present a balanced view of the underlying dynamics of the business. As described in response to Comment 1 above, the circumstances which led to the impairment were not a result of any

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favorable or unfavorable conditions which had an effect on any material trends, demands, commitments, events, or uncertainties of the Company on a consolidated basis. The change in expected future cash flows of WMCC did not materially affect the Company’s overall expected future performance or the outlook with respect to its involvement with the upgrade projects. Had the goodwill impairment been a result of conditions which affected material trends, demands, commitments, events, or uncertainties, the Company would have disclosed such items. Management believes the meaningful reasons underlying the impairment were described as detailed above. Further, the overall dynamics of the Company were not impacted by the factors that led to the impairment or as a result of the impairment and the Company believes it has fully disclosed the significant trends which affect the Company’s business dynamics. The relevant aspects of the Company’s business relating to the analysis of goodwill include customer volatility and the related risks which have been disclosed in MD&A, and as set forth in response to Comment 1.
     Section 501.14 requires that a company address material implications of uncertainties associated with the methods, assumptions and estimates underlying the company’s critical accounting measurements. Management believes that the Company has met this requirement by disclosing that “The preparation of these financial statements requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate these estimates and assumptions, including those related to [...], valuation of goodwill and intangible assets, [...] Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ materially from these estimates.”1 Further, the Company also disclosed that “We use judgment in assessing goodwill and intangible assets for impairment. Estimates of fair value are based on our best estimate of future cash flows from revenue and operating costs of each reporting unit considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business or operational strategies [...] Changes in our judgments and estimates could result in a significantly different estimate of the fair value of the reporting units and could result in an impairment of goodwill.”2 Had the impairment been the result of a change in method, assumption, or estimate other than the expected future cash flows, management would have disclosed the underlying reasons for the changes.
     The Company believes its disclosures meet the authoritative guidelines. However, the Company acknowledges the Staff’s request for expanded disclosures related to the goodwill impairment charge. The Company respectfully requests to expand its disclosures to provide the following with respect to goodwill impairment beginning with the Company’s third quarter Form

1, [2] July 30, 2005 Form 10-K, MD&A, Critical Accounting Policies and Estimates, pages 13 and 15, respectively.

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10-Q for the period ended April 29, 2006 that was filed on May 26, 2006, in order to fulfill the Staff’s additional inquiries.
     The disclosure included in the third quarter Form 10-Q is as follows:
Critical Accounting Policies and Estimates
     “Goodwill and Intangible Assets — As of April 29, 2006, we had $216.2 million of goodwill, $4.7 million of indefinite-lived intangible assets and $45.4 million of finite-lived intangible assets, net of accumulated amortization. As of July 30, 2005, we had $194.1 million of goodwill, $4.7 million of indefinite-lived intangible assets and $28.6 million of finite-lived intangible assets, net of accumulated amortization. We account for goodwill in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Our reporting units are tested annually in accordance with SFAS No. 142 during the fourth fiscal quarter of each year to determine whether their carrying value exceeds their fair market value. Should this be the case, the value of the goodwill or indefinite-lived intangibles may be impaired and written down. Goodwill and other indefinite-lived intangible assets are also tested for impairment on an interim basis if an event occurs or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying amount. If we determine the fair value of the goodwill or other identifiable intangible asset is less than the carrying value, an impairment loss is recognized in an amount equal to the difference. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations.
     In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we review finite-lived intangible assets for impairment whenever an event occurs or circumstances change which indicates that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. If we determine the fair value of the asset is less than the carrying value, an impairment loss is incurred in an amount equal to the difference. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations.
     We use judgment in assessing goodwill and intangible assets for impairment. Estimates of fair value are based on our projection of revenues, operating costs, and cash flows of each reporting unit considering historical and anticipated future results, general economic and market conditions as well as the impact of planned business or operational strategies. The valuations employ a combination of present value techniques to measure fair value and consider market factors. Generally, we engage third party specialists to assist us with our valuations. Changes in our judgments and projections could result in a

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significantly different estimate of the fair value of the reporting units and could result in an impairment of goodwill.
     As a result of the purchase price allocations from our prior acquisitions and due to our decentralized structure, our goodwill is included in multiple reporting units. Due to the cyclical nature of our business, and the other factors described under “Risk Factors” in our Form 10-K for the fiscal year ended July 30, 2005, the profitability of our individual reporting units may periodically suffer from downturns in customer demand and other factors. These factors may have a relatively more pronounced impact on the individual reporting units as compared to the Company as a whole and might adversely affect the fair value of the reporting units. If material adverse conditions occur that impact our reporting units, our future determinations of fair value may not support the carrying amount of one or more of our reporting units, and the related goodwill would need to be written down to an amount considered recoverable.
     During the third quarter of fiscal 2006, we recognized a goodwill impairment charge of approximately $14.8 million related to our Can Am Communications (“Can Am”) reporting unit. Although Can Am provides services to significant customers, it has underperformed compared to previous expectations due to its inability to achieve projected revenue growth and due to operational inefficiencies at existing levels of work. Management determined that these factors increased the uncertainty surrounding future levels of revenue expected from Can Am. The Company recently changed the senior management at Can Am, integrating certain of its operations with another subsidiary of the Company, in order to improve operational efficiency. The combination of the above factors had the effect of reducing the expected future cash flows of the Can Am reporting unit and are circumstances that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Accordingly, the Company performed an interim goodwill impairment test as of April 29, 2006. As a result of the impairment analysis, management determined that the estimated fair value of the reporting unit was less than its carrying value and, consequently, a goodwill impairment charge was recognized to write off Can Am’s goodwill.
     As a result of our fiscal 2005 annual impairment analysis, we determined that the goodwill of our White Mountain Cable Construction (“WMCC”) reporting unit was impaired and consequently recorded a goodwill impairment charge of approximately $29.0 million during the fourth quarter of fiscal 2005. This determination was primarily the result of a change in management’s expectations of long-term cash flows from reduced work levels for a significant customer, a shift in the timing of expected cash flows from another customer and WMCC’s operational underperformance during the fourth quarter of 2005. Subsequently, we have made operational changes in an effort to improve the performance and profitability of WMCC.
     The estimate of fair value of the Can Am and WMCC reporting units were based on our projection of revenues, operating costs, and cash flows considering historical and anticipated future results, general economic and market conditions as well as the impact

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of planned business and operational strategies. The valuations employed a combination of present value techniques to measure fair value and considered market factors. The key assumptions used to determine the fair value of our reporting units during the fiscal 2005 annual impairment test and for Can Am in fiscal 2006 were (a) expected cash flow periods of seven years; (b) terminal values based upon terminal growth rate of 4.0%; and (c) a discount rate of 13.0% which was based on our best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units. The key assumptions used to determine the fair value of our reporting units during fiscal 2004 were (a) expected cash flow periods ranging from three to seven years; (b) terminal values based upon terminal growth rates ranging from 3.0% to 5.0%; and (c) discount rates ranging from 12%-13% which was based on our best estimate of the weighted average cost of capital adjusted for risks associated with the reporting units. Management believes the rates used are consistent with the risks inherent in our current business model and with industry discount rates. Changes in our judgments and estimates could result in a significantly different estimate of the fair value of the reporting units and could result in an impairment of goodwill. A variance in the discount rate used could have had a significant impact on the amount of goodwill impairment charges recorded. For example, a 1% change in the discount rate would have caused an increase or decrease in the WMCC goodwill impairment charges by approximately $0.6 million. Additionally, a 1% change in the discount rate would have changed the estimated fair value of our reporting units and may have caused other reporting units to incur impairment charges.
     While the estimated fair value for the majority of the reporting units significantly exceeded their carrying value for the annual goodwill impairment test in fiscal 2005, one reporting unit had an estimated fair value that exceeded its carrying value by a narrow margin. Specifically, that reporting unit had a goodwill balance of approximately $8.1 million at July 30, 2005 and had an estimated fair value that exceeded the carrying value by approximately 6%, excluding the cash balance of the reporting unit from both the fair value and the carrying value. We believe that the goodwill is recoverable as of April 29, 2006; however, there can be no assurances that the goodwill will not be impaired in future periods.
     Additionally, as of April 29, 2006, there were two other reporting units with goodwill balances totaling approximately $31.4 million that have experienced declining revenue and operating results due to a reduction in demand from the customers they serve. This decline is primarily the result of reduced spending by cable providers to upgrade their networks in recent periods compared to historical levels. Our fiscal 2005 annual impairment test of goodwill indicated that the estimated fair value of each of these reporting units was significantly in excess of their carrying values. We believe that the goodwill is recoverable as of April 29, 2006; however, there can be no assurances that the goodwill will not be impaired in future periods.”
     In view of the Company’s disclosures in its periodic reports, including its most recent Form 10-Q, the Company respectfully requests the Staff’s concurrence with the Company that it

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may address the Staff’s comment in periodic reports filed after the date of the Staff’s comment letter.
3.	So that we may better understand the company’s financial reporting in this area, please provide for us your July 30, 2004 and July 30, 2005 SFAS 142 impairment tests for all goodwill on the respective balance sheets.
Response:
     The Company separately responded to this comment on May 15, 2006.
****
     In connection with responding to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions concerning the matters referred to in this letter, please call the undersigned at (561) 627-7171.

Very truly yours,
/s/ Richard L. Dunn
Richard L. Dunn
Senior Vice President and Chief Financial Officer

cc:	Al Pavot United States Securities and Exchange Commission

Abigail Arms Shearman & Sterling LLP

Annex A
Reference 1
Form 10-K for the fiscal year ended July 31, 2004. MD&A, Critical Accounting Policies and Estimates, Valuation of Goodwill & Intangible Assets, page 13 & 14
“As of July 31, 2004, we had $224.1 million of goodwill, $4.7 million of indefinite lived intangible assets and $30.5 of finite lived intangible assets. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, we conduct, on at least an annual basis, a review of our reporting units to determine whether their carrying value exceeds their fair market value. Should this be the case, the value of our goodwill may be impaired and written down. [...]We use judgment in assessing goodwill and intangible assets for impairment. When necessary, we engage third party specialists to assist us with our valuations. The valuations employ a combination of present value techniques to measure fair value, corroborated by comparisons to estimated market multiples. These valuations are based on a discount rate determined by our management to be consistent with industry discount rates and the risks inherent in our current business model. Impairment losses, if any, are reflected in operating income or loss in the consolidated statements of operations.”
Reference 2
Form 10-K for the fiscal year ended July 31, 2004, Item 7. MD&A, Overview, First Paragraph on page 9
“Due to the nature of the services we provide, our revenues may fluctuate as a result of changes in the capital expenditure and maintenance budgets of our customers, as well as the general level of construction activity. Factors impacting the capital expenditure and maintenance budgets of our customers include consumer demands on telecom providers, actions of the Federal Communications Commission and general economic conditions...”
Reference 3
Form 10-K for the fiscal year ended July 31, 2004, Item 7. MD&A, Outlook, Second Paragraph on page 11
“We are subject to market cycles for the specialty contracting services we provide that can affect our results of operations. We continue to focus on the elements of our business that we can control, including projects selected for bid, close monitoring of costs, safety performance, active claims management and prudent maintenance of and targeted capital expenditures for our fleet of capital equipment...”

A-1

Reference 4
Form 10-K for the fiscal year ended July 31, 2004, Item 7. MD&A, Seasonality and Quarterly Fluctuations, page 22
“we have experienced and expect to continue to experience quarterly variations in revenues and net income as a result of other factors, including: the timing and volume of customers’ construction and maintenance projects, budgetary spending patterns of customers,...”
Reference 5
     Form 10-K for the fiscal year ended July 31, 2004, Item 7. MD&A, Backlog, page 21
“In many instances our customers are not contractually committed to specific volumes of services under a contract. However, the customer is obligated to obtain these services from us if they are not performed by the customer’s employees and we are committed to perform these services if requested by the customer. Many of these contracts are multi-year agreements, and we include in our backlog the amount of services projected to be performed over the terms of the contracts based on our historical relationships with customers and our experience in procurements of this nature. However, there can be no assurance as to a customer’s requirements during a particular period or that such estimates at any point in time are accurate.”

A-2